Mail Stop 3561

August 5, 2008

Edward E. Cohen
Chief Executive Officer
Atlas America, Inc.
Westpointe Corporate Center One
1550 Coraopolis Heights Road
Moon Township, PA 15108

> **Re:** **Atlas America, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for Quarter Ended March 31, 2008**
> **Filed May 9, 2008**
> **File No. 1-32169**

Dear Mr. Cohen:

We have reviewed your letter dated June 24, 2008 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Overview of Years Ended December 31, 2007 and 2006, Three Months Ended December 31, 2005 and Year Ended September 30, 2005, page 62

1. We note your response to comments 3 and 4 in our letter dated June 2, 2008. As requested, please explain to us in sufficient detail how you intend to comply with our comments. In this regard, please provide us with the disclosure format and the general disclosure proposed to address our comment (as you provided in response to other comments).

Part III, page 150

Item 10. Directors and Officers of the Registrant, page 150

Code of Ethics, page 152

2. We note your response to comment 12 of our letter dated June 2, 2008. On the page with the text, "Investor Relations—Newly Revised and Now Regularly Updated!—Click here to review the newly revised and dynamically updated Atlas America Investor Relations section," the hyperlinks at left worked, but when we clicked to review the newly revised and dynamically updated Atlas America Investor Relations section, we were led to a page where the same set of hyperlinks at left did not work. Here is the address of the latter webpage: http://phx.corporate-ir.net/phoenix.zhtml?c=176445&p=irol-irhome. In other words, there currently are two ways to access your corporate governance documents on your website, but one of the ways does not work.

Item 13. Certain Relationships and Related Transactions, page 170

3. We note your responses to comments 19 and 20 of our letter dated June 2, 2008. Please also indicate whether the board or one of its committees is also required to approve all related person transactions, as opposed to simply reviewing them. Also indicate how your policy and compliance with your policy is evidenced. See Item 404(b) of Regulation S-K.

*   *   *

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director